January 10, 2020

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn: Division of Corporation Finance,

Re:	Clip Interactive, LLC
Draft Registration Statement on Form S-1 Submitted November 1, 2019
CIK No. 0001554818

Dear Ladies and Gentlemen:

At the request of Clip Interactive., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated November 27, 2019 from Michael C. Foland, Attorney-Advisor to Michael Lawless, Chief Executive Officer of the Company, relating to the draft registration statement on Form S-1 of the Company filed with the Commission on November 1, 2019 (the “Registration Statement”). We have filed simultaneously Amendment No. 1 to the draft Registration Statement and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the draft Registration Statement.

Note: Please be advised that the Company has determined that the Company’s name, upon conversion to a Delaware corporation, will be “Auddia Inc.” and not “Clip Interactive, Inc.” as previously disclosed in the draft Registration Statement. Accordingly, the appropriate edits have been made to indicate the change.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

Draft Registration Statement on Form S-1 Prospectus Summary, page 1

1.	We note following the sale of your common stock, your executive officers, directors and stockholders who own more than 5% of your outstanding common stock will beneficially own 32.3% of your capital stock. Please disclose here that these insiders will maintain effective control following the sale of the shares of common stock being registered.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

Products and Technology, page 2

2.	Please clarify the difference between the Annual Promotion priced at $9.99 versus the Annual Promotion priced at $19.99 on the PLAZE app.

Response

The “Products and Technology Section has been rewritten so that there is no reference to the pricing information. As noted, the Company will not be offering the PLAZE technology commercially

3.	We note images of recording artists and independent podcasts such as Camilla Cabello,

R.E.M. and Goop, among others. Please clarify whether you have any agreements with these artists or companies and whether you have received permission to reproduce their logos in the registration statement. To the extent you have no agreements with the companies, please revise to remove the image, including names and logos.

Response

The Company has altered the example images by removing the references to named artists and companies and podcasters and inserted fictitious names.

Management's Discussion and Analysis of Financial Condition and Results of Operations Emerging Growth Status, page 36.

4.	Please clearly disclose whether you have elected to use the extended transition period for complying with new or revised accounting standards. If so, also disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

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Business, page 37

5.	You disclose that your strategic plans for your Auddia product depend upon the method in which it accesses music content to cover commercials and respond to skips fitting within the statutory rates set by the Copyright Review Board such that direct licensing with the music groups is not required. You also disclose that Auddia’s architecture presents a built-in digital audio recorder to take advantage of the personal use exemption to the copyright laws and that the personal use exemption has been consistently upheld by the Supreme Court. Please provide a section that discusses in more detail these government regulations and case law and how they apply to your planned products.

Response

The Registration Statement has been amended in accordance with the Staff's comment.

Management, page 43

6.	Please clarify the nature of Dr. Thramann's position with the company. You disclose on page 43 that he is a director and Chairman of the Board; however, you identify him as a named executive officer in your executive compensation disclosure and state on page 55 that you currently do not have any non-employee directors.

Response

We have removed the sentence “We currently do not have any non-employee directors”.

Description of Capital Stock

Charter and bylaws provisions, page 61

7.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any derivative action. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised to confirm that the forum selection provisions in the Company’s amended and restated certificate of incorporation will not apply to actions arising under the Exchange Act, Securities Act, or for any other claim for which the federal courts have exclusive jurisdiction. The Company will add similar disclosure to its next Annual Report on Form 10-K.

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Exhibits

8.	Please file the employment agreements of your named executive officers as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response

The employment agreements of the named executive officers have been included as exhibits to the Registration Statement.

General

9.	Please provide us with copies of the report you commissioned from Harris Poll. File a consent from Harris Poll to the reference to its report in the registration statement.

Response

We have amended the language to remove a reference to the name “Harris” with reference to the research that was done by Harris. As supplemental information only, we are submitting a copy of the research.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

Bingham & Associates Law Group, APC

By:s/ Brad Bingham

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